Attention: Brian McAllister Staff Accountant

Office of Beverages, Apparel, and Mining

United States Securities And Exchange Commission

Washington. D.C. 20549

Division of Corporation Finance

January 29, 2014

Re: Apolo Gold & Energy, Inc. Form 8-K - Filed January 22, 2014 File No. 000-27791

Dear Mr. McAllister

With respect to your letter dated January 27, 2014, sent by Facsimile, we have amended the Form 8-K filed January 22, 2014 and have included the changes in this response letter.

RE: Item 4.0 I (a) Previous Independent Accountants

Please revise and disclose whether the accountants report on the financial statements for the past two years contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, accounting principles and describe the nature of each, as applicable. See Item 304(a)(1)(ii) of Regulation S-K. In doing so we would expect you to describe that the accountants report contains the explanatory language about the entity's ability to continue as a going concern.

We have amended the Form 8- K to include the following:

e. The reports by I. Vellmer Inc. on the Company’s financial statements that were issued during the period from September 22, 2008 to January 21, 2014 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that I Vellmer Inc.’s reports on the Company’s financial statements issued during the period from September 22, 2008 to January 21, 2014 contained an explanatory paragraph, which noted that there was substantial doubt about the Company’s ability to continue as a going concern.

Please also include a revised letter from your former accountant stating whether it agrees with the statements made by you in your amendment in response to Item 304(a) and if not, stating the respects to which it does not agree.

The Company provided I. Vellmer with a copy of this disclosure set forth under this Item 4.01 and requested I. Vellmer to furnish a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the above statements.

We have included the letter from I Vellmer with the Form 8-K/A as exhibit 16.4.

Additionally, under Section (b) New Independent Accountants, we have amended Item 1.a to include more detail and read as follows:

RE: Item 4.0 I (b) New Independent Accountants

(b) New independent accountants

Effective January 21, 2014 the Company engaged Weld Asia Associates, Chartered Accountants as its new independent accountants. Prior to January 21, 2014: (i) no consultations occurred between the Company and Weld Asia during the period commencing January 21, 2014, regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered regarding the Company’s financial statements, or other information provided that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of disagreement as defined in Item 304(a) (1)(iv) of Regulation S-K and the related instructions or a reportable event requiring disclosure pursuant to Item 304(a)(1)(iv) of Regulation S-K.

Management of Apolo Gold & Energy Inc. confirms and acknowledges that:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kelvin Chak
Kelvin Chak
President and Chief Executive Officer Apolo Gold & Energy, Inc.
9 Floor Kam Chung Building 19-21 Hennessy Road Wanchai, Hong Kong